UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GENERAL TELEPHONY.COM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   371253 10 5
                                 (CUSIP Number)


                               I.A. Europe, Inc.
                                Mr. Victor Minca
                          901 Ponce de Leon Boulevard
                                   Suite 303
                          Coral Gables, Florida 33134
                                 (305) 476-1807
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                           Michael D. Harris, Esquire
                   1645 Palm Beach Lakes Boulevard, Suite 550
                         West Palm Beach, Florida 33401
                                 (561) 478-7077

                                  July 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 371253 10 5


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     I.A. Europe, Inc.

2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b) X

3.   SEC Use Only


4.   Source of Funds
     WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization
     Delaware

 Number of          7.         Sole Voting Power
 Shares                        2,886,000
 Beneficially
 Owned by           8.         Shared Voting Power
 Each                          0
 Reporting
 Person With        9.         Sole Dispositive Power
                               2,886,000

                    10.        Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,886,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)
     95.8%

14.  Type of Reporting Person
     CO

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 CUSIP No. 371253 10 5


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Victor Minca

2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)        X

3.   SEC Use Only

4.   Source of Funds
     OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization
     United States of America

 Number of          7.         Sole Voting Power
 Shares                        0
 Beneficially
 Owned by           8.         Shared Voting Power
 Each                          2,886,000(1)
 Reporting
 Person With        9.         Sole Dispositive Power
                               0

                    10.        Shared Dispositive Power
                               2,886,000(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,886,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)
     95.8%

14.  Type of Reporting Person
     CO

(1) In his capacity as chief executive officer of I.A. Europe, Inc. Mr. Minca declares that the filing of this statement shall not be deemed an admission that he is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by the statement.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $.001 per share of General Telephony.com, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 901 Ponce de Leon Boulevard, Suite 303, Coral Gables, Florida 33134.

ITEM 2.  IDENTITY AND BACKGROUND

1. I.A. Europe, Inc. ("I.A. Europe" or the "Reporting Person(s)") is organized under the laws of the State of Delaware and its principal place of business is 901 Ponce de Leon Boulevard, Suite 303, Coral Gables, Florida 33134. I.A. Europe's principal business is that of an integrated holding company maintaining offices in Coral Gables, Florida, New York, London, Costa Rica and Italy. Its subsidiaries operate and provide services in the following business segments: news media advertising and marketing consulting services; website hosting and e-commerce solutions, including Internet consulting; marketing and distribution of sportswear apparel and related accessories; and real estate investment. I.A. Europe conducts its operations through its subsidiaries which are each devoted to a particular business segment. I.A. Europe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. During the last five years, I.A. Europe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. Mr. Victor Minca (sometimes referred to as the "Reporting Person(s)") is a resident of Florida. Mr. Minca is chief executive officer of I.A. Europe and the Issuer, both of whose principal business and addresses are stated above. Mr. Minca has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. During the last five years, Mr. Minca has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         I.A. Europe paid $550,000 to acquire its shares of the common stock of the Issuer. The source of this money was the working capital of I.A. Europe. Mr. Minca is the chief executive officer of I.A. Europe.

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ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of I.A. Europe's acquisition of the common stock of the Issuer was to acquire a controlling equity interest in the Issuer as an investment and obtain an immediate trading market to assist it in raising capital. Following I.A. Europe's acquisition of the common stock, the Issuer intends to change its name to "I. A. Europe Group, Inc." and to change its domicile to Delaware. Thereafter I.A. Europe intends to merge into the Issuer. I.A. Europe's common stock would then be distributed to the stockholders of I.A. Europe upon the effectiveness of a registration statement.

         The Reporting Persons have no other plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on July 12, 2002, the Reporting Persons beneficially owned an aggregate of 2,886,000 shares of the common stock of the Issuer, which constituted approximately 95.8 percent of the 3,011,300 shares of the common stock of the Issuer outstanding on July 12, 2002, as indicated by the transfer agent for the Issuer.

         (b) I.A. Europe has the sole power to vote or direct the vote of all the shares of the common stock of the Issuer beneficially owned by the Reporting Persons. I.A. Europe has the sole power to dispose or to direct the disposition of all the shares of the common stock of the Issuer beneficially owned by it.

         (c) On July 12, 2002 I.A. Europe and the Issuer entered into an Agreement and Plan of Reorganization, whereby I.A. Europe purchased 2,886,000 shares of the Issuer's common stock from the Issuer's stockholders for $550,000. The transaction was consummated in Las Vegas, Nevada at the offices of the Issuer's counsel.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Victor Minca is the chief executive officer of I.A. Europe.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
            Not applicable.

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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2002

                                                 I.A. EUROPE, INC.

                                                 By: /s/ Victor Minca
                                                 --------------------------
                                                 Victor Minca
                                                 Chief Executive Officer


                                                 /s/ Victor Minca
                                                 --------------------------
                                                 Victor Minca